Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
Telephone (212) 370-1300
Facsimile (212) 370-7889
April 25, 2011
VIA EDGAR
Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Re:	57th Street General Acquisition Corp. Amendment No. 8 to Schedule TO-I Filed April 25, 2011 File No. 005-85485
Dear Mr. Owings:
     57th Street General Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 25, 2011 regarding our Tender Offer on Schedule TO-I (the “TO”) previously submitted on April 22, 2011 (filed April 25, 2011). An amended Schedule TO-I (“Amended TO”) is enclosed herewith reflecting all changes from the TO. For your convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.
General
1.	We note your response to comment 1 in our letter dated April 22, 2011. The current disclosure in the question and answer “Why is the Offer for 1,803,607 Common Shares?” implies that you will have no more than $18,000,000 available following the payment of the Cash Consideration and deal expenses and reservation for the working capital condition, unless costs and expenses are lower than expected. However, based on funds of $54,498,401 in the Trust Account and $212,000 in cash and cash equivalents, you should have approximately $18,031,471 available, even if costs and expenses are not lower than the anticipated amount of $2,678,930. Accordingly, please revise the disclosure in this section to clarify how you intend to use the excess monies from the $18,031,471 available to you, when only $18,000,000 of such amount is required for payment for tendered Common Shares, assuming a purchase price of $9.98 per share. Please also revise the disclosure in this section to clarify why

Mr. H. Christopher Owings
Securities and Exchange Commission
April 25, 2011

you have decided not to tender for the amount of Common Shares represented by $18,031,471.
We have revised the disclosure in the Amended TO in accordance with the Staff’s comment, as set forth in Item 1 thereunder.
* * * *
     We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Douglas Ellenoff, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Sincerely,
/s/ Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP

cc:	Mark D. Klein, President and CEO Akin Gump Strauss Hauer & Feld LLP